06003043

OMMISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2 8 2006 BRANCH OF REGISTRATIONS 10 EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 65758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GP DIRECT CORP.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O GETTENBERG CONSULTING, ~~65 BROADWAY, SUITE 1004~~ 40 WALL ST.

(No. and Street)

NEW YORK (City) N.Y. (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN GLAZIER 212-514-8414

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.

(Name – *if individual, state last, first, middle name*)

99 WEST HAWTHORNE AVENUE (Address) VALLEY STREAM, (City) N.Y. (State) 11580 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 12 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN GLAZIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GP DIRECT CORP., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-NO EXCEPTIONS

Signature

PRESIDENT
Title

Notary Public

CHRISTINE COOPER
Notary Public, State Of New York
No.01CO6085064
Qualified In Queens County
Commission Expires Dec.23, 20 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GP DIRECT CORP.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2005

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

GP DIRECT CORP.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2005

GLASSER & HAIMS, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

GP DIREDT CORP.

TABLE OF CONTENTS

GLASSER & HAIMS, P.C.
CERTIFIED ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

(516) 568-2700 - FAX (516) 568-2911

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

To The Stockholder

GP DIRECT CORP.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of GP Direct Corp. as a December 31, 2005 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GP Direc Corp. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages eight and nine is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glasser + Haims

GLASSER & HAIMS, P.C.
February 10, 2006

GP DIRECT CORP.

BALANCE SHEET

DECEMBER 31, 2005

ASSETS

Current Assets:		
Cash and cash equivalents (Note 1c)	$ 50,156	
Commission receivable	165,272	
Receivable from broker	54	
TOTAL CURRENT ASSETS		$ 215,482
Other Assets:		
Prepaid expenses	$ 2,538	
Organization Expenses (Net)	14,351	
TOTAL OTHER ASSETS		16,889
TOTAL ASSETS		$ 232,371

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued expenses payable	$ 72,473	
Due to Broker	13,997	
Payable to non-customers	15,000	
TOTAL LIABILITIES		$ 101,470
Commitments and Contingencies: (Note 4)		
Stockholder's Equity:		
Capital stock, no par value; authorized 300 shares; issued and outstanding 300 shares;	$ 105,000	
Additional paid-in capital	36,000	
Retained earnings	39,901	
	180,901	
Less - Treasury Stock	50,000	
TOTAL STOCKHOLDER'S EQUITY		130,901
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 232,371

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

GP DIRECT CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES: (Note 1)		
Commissions	$ 2,351,122	
Interest	2,424	
TOTAL REVENUES		$ 2,353,546
EXPENSES:		
Officers' compensation	$ 404,273	
Employee compensation and benefits (Note 3)	1,068,850	
Seat Lease (Note 4)	239,667	
Clearance charges	62,272	
Commissions	61,509	
Insurance	44,991	
Rent	12,665	
Communications	121,885	
Professional fees	99,322	
Travel and entertainment	58,608	
NYSE dues	140,708	
Subscriptions & courses	8,582	
Depreciation & amortization	6,581	
Errors	41,308	
Interest	6,576	
Other	19,476	
TOTAL EXPENSES		2,397,273
INCOME BEFORE TAXES		$ (43,727)
TAXES - New York State & New York City		(3,558)
NET INCOME		$ (47,285)

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

GP DIRECT CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Issued Common Stock	Additional Paid-In Capital	Retained Earning	Treasury Stock	Stockholder's Equity
Balance, beginning	$ 105,000	$ 36,000	$ 94,096		$ 235,096
Distributions			-6,910		-6,910
Net income			-47,285		-47,285
Purchase of Treasury Stock				$-50,000	-50,000
Balance 12/31/05	$ 105,000	$ 36,000	$ 39,901	$-50,000	$ 130,901

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

GP DIRECT CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ -47,285	
Adjustments to reconcile net income to net cash provided from operating activities:		
Deprciation & amortization	6,581	
(Increase) Decrease in Assets:		
Decrease in commission receivable	68,556	
Increase in receivable from broker	-54	
Decrease in advances	6,910	
Increase in prepaid expenses	-2,538	
Increase in furniture & fixtures	-1,660	
Increase (Decrease) in liabilities:		
Decrease in Accrued expenses payable	-10,594	
Increase in due to broker	13,997	
Increase in payable to non-customers	15,000	
Decrease in advances	-6,910	
Net Cash Provided From Operating Activities		$ 42,003
CASH FLOWS FROM CAPITAL ACTIVITIES:		
Purchase of treasury stock	$ -50,000	
Net Cash Used From Capital Activities		$ -50,000
Net Decrease In Cash and Cash Equivalents		$ 7,997
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		58,153
CASH AND CASH EQUIVALENTS - END OF YEAR		$ 50,156

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

GP DIRECT CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. SIGNIFICANT ACCOUNTING POLICIES

a. THE COMPANY

The Company, which was formed in New York State on January 3, 2003, is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and a member of the New York Stock Exchange (NYSE).

The Company specializes in executing order for others on the New York Stock Exchange.

b. METHOD OF ACCOUNTING

The Company maintains its books and records on the accrual method of accounting, in accordance with generally accepted accounting principles.

Organization expense is being amortized over a period of sixty months.

c. CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

d. INCOME TAXES

The Company, which maintains books and records on the accrual method of accounting, is subject to state and local income taxes (see note 2).

2. INCOME TAXES

As of December 31, 2003, The Company, with consent of its stockholder, has filed an election to be taxed as an S Corporation under Section 1362 (a) of the Internal Revenue Code and under Section 660 of Article 22 of the New York State Tax Code. Such election permits its income to be taxed to the stockholders rather than the Company, whether or not such income has been distributed. Income taxes are payable to New York City which does not recognize S Corporation status.

4. COMMITMENTS AND CONTINGENCIES

The Company leases three seats on the New York Stock Exchange for a period of twelve months.

5. NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital and aggregate indebtedness of $112,282 and $165,720 respectively. The net capital ratio was 1.48 to 1 or 148% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $ 101,228.

6. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at Gettenberg Consulting, 65 Broadway, New York, New York 10006 and the New York regional office of the Commission.

GP DIRECT CORP.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

PURSUANT TO RULE 15C3-1

DECEMBER 31, 2005

NET CAPITAL:		
Stockholder's equity		$ 130,901
Deductions and charges:		
Commission receivable over 30 days	$ 1,730	
Other Assets	16,899	18,619
Net Capital Before Haircuts on Securities		$ 112,282
Haircuts on securities		0
NET CAPITAL		$ 112,282
AGGREGATE INDEBTEDNESS:		
Accrued expenses payable	$ 72,473	
Due to broker	13,997	
Payable to non-customer	15,000	
Other unrecorded amounts - seat lease guarante	64,250	
	$ 165,720	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3% of $165,720. or $5,000)		$ 11,054
Excess net capital		$ 101,228
Excess net capital at 1,000%		$ 95,710
Percentage of aggregate indebtedness to net capital		1.48%

The difference between net capital shown in the above computation and the net capital shown in the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing is due to the following:

Net capital - above	$ 112,282
Net capital as filed	112,161
	$ 121
Represented by differences in the following:	
Accrued expenses	$ 198
Payable to non-customers	-78
Rounding	1
Difference, as above	$ 121

GP DIRECT CORP.

EXEMPTION FROM RESERVE REQUIREMENTS FOR BROKER DEALERS

UNDER RULE 15C3-3 (K) (ii)

DECEMBER 31, 2005

The Company is exempt from reserve requirements for broker-dealers under Rule 15c3-3 sub-paragraph (k) (ii) as it carries no margin or other securities accounts, and meets all other requirements of the Rule.